AZAR INTERNATIONAL CORP.

Carretera Turistica, Luperon, 12th km, No. 7

Grand Parada, Puerto Plata, Dominican Republic

Tel: (829) 947-5251

February 6, 2020

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Azar International Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 17, 2020

File No. 333-234137

Dear Ms. Irene Barberena-Meissner,

We received your letter dated January 30, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 17, 2020. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 5. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard, we note that you have had no operating revenues since inception on September 20,

2018, and your assets consist only of cash or cash equivalents. Please disclose on the cover page and in the risk factors section that you are a shell company and discuss the restrictions imposed on such companies. In addition, please revise your disclosure under

“Future Sales By Existing Stockholders” on page 16 accordingly.

Response:  We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, conclusion agreement with the provider, finding its customers and selling services to them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in tourism. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. We have already started operations and continue to develop our business and our assets consist not only of cash.

4. On January 20, 2020 we signed the Boat Rental Agreement copy of which is filed as an Exhibit with Amendment No.2 to S-1 registration statement. As a result of this agreement, we have generated revenue.

5. We have started to generate revenue. As of February 6, 2020, we had $4,000 in revenues. We are in the process of negotiating new agreements with potential customers.

6. We have developed our website, http://azartravel.net/

While our assets and operations are not yet large in size, they are more than “nominal” and do not consisting solely of cash and cash equivalents. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as “shell company” nor as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Exhibits

2. We note that the date of your auditor's consent filed as Exhibit 23.1 appears to incorrectly reference the year 2019. Please revise as necessary.

Response:  We have filed an updated auditor's consent.

3. Oral comment regarding to the difficulties that U.S. investors will face enforcing judgments obtained in U.S. courts in the Dominican Republic against the Company, our officers or directors.

Response:  We have revised the risk factor in accordance with the oral comment of the commission.

This letter responds to all comments contained in your letter dated January 30, 2020.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Hilario Lopez Vargas

Hilario Lopez Vargas, President